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                                                                    EXHIBIT 34.1

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Shareholders
First National Bank of Omaha


We have examined First National Bank of Omaha's ("FNBO's") compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB for asset-backed securities transactions involving credit card receivables conducted by First National Master Note Trust (the "Platform") described in the accompanying Management's Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria as of and for the year ended December 31, 2007, excluding criteria 1122(d)(1)(iii), 1122(d)(2)(iii), 1122(d)(2)(vi) and 1122(d)(4)(x), which management has determined are not applicable to the activities performed by FNBO with respect to the Platform. Management is responsible for FNBO's compliance with the servicing criteria. Our responsibility is to express an opinion on FNBO's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about FNBO's compliance with the applicable servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether FNBO performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by FNBO during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by FNBO during the period covered by this report. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on FNBO's compliance with the servicing criteria.

Our examination disclosed the following material noncompliance with criterion 1122(d)(2)(i) applicable to FNBO during the year ended December 31, 2007: In February of 2007, the transferor interest fell below the minimum transferor interest and FNBO failed to deposit the transferor's share of daily collections and certain amounts otherwise distributable to the holder of the transferor's interest to the excess funding account as required by the pooling and servicing agreement.

In our opinion, except for the material noncompliance described in the preceding paragraph, FNBO complied, in all material respects, with the aforementioned applicable servicing criteria for the Platform as of and for the year ended December 31, 2007.


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Management's assessment includes management's response to the material noncompliance identified in our examination. Such response has not been subjected to the procedures applied in our examination and, accordingly, we do not express an opinion or provide any form of assurance on the appropriateness of the response or the effectiveness of any corrective action described therein.


/s/ Deloitte & Touche LLP

Omaha, Nebraska
March 28, 2008